SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1 December 2006, for the month of November, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑	Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

07.11.06 08:29 Marked=OB TEL            OPTION EXERCISE    andre børsmeldinger
In connection with Telenor`s share option programs, options have been exercised as follows; Program/Exercised options/Strike price February 2002/83,334/39.07 June 2002/150,000/31.56 2003/121,667/26.44 2004/26,667/48.36 Telenor will provide the shares to the persons who have exercised options by acquiring 381,668 shares in the market today.

07.11.06 08:30 Marked=OB TEL            PRIMARY INSIDER TRANSACTION    meldepliktig handel
President and CEO Jon Fredrik Baksaas, has on 6. November 2006 exercised 150,000 options granted June 21st 2002 and 20,000 options granted February 21st 2003.

President and CEO Jon Fredrik Baksaas, has on 6. November 2006 exercised 150,000 options granted June 21st 2002 and 20,000 options granted February 21st 2003. The exercise prices are NOK 31.56 and 26.44 respectively. The shares will be sold for a price equal to the volume weighted average price on the Oslo Stock Exchange today. Jon Fredrik Baksaas has after the option exercise and share sale 330,000 options and 57.852 shares in Telenor, including the shares of close related parties.

08.11.06 07:33 Marked=OB TEL            SHARE BUY BACK IN RELATION WITH OPTION EXERCISE    meldepliktig handel
Telenor ASA has on 7 November 2006 purchased 381,668 own shares at an average price of NOK 104.84 per share. All these shares will be transferred to those who exercised options on 7 November 2006 (please see notice sent to the Oslo Stock Exchange on 7 November 2006). Telenor ASA will not have any own shares after this. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 23, 2006.

29.11.06 07:33 Marked=OB TEL            BUY BACK IN RELATION WITH SHARE PROGRAM FOR EMPLOYEES    meldepliktig handel
Telenor ASA has on 28 November 2006 purchased 200,000 own shares at an average price of NOK 104.7773 per share. All these shares will be used in a share offer program for employees in Telenor. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 23, 2006.

30.11.06 07:34 Marked=OB TEL            BUY BACK IN RELATION WITH SHARE PROGRAM FOR EMPLOYEES    meldepliktig handel
Telenor ASA has on 29 November 2006 purchased 215,000 own shares at an average price of NOK 104.77 per share. All these shares will be used in a share offer program for employees in Telenor. After this transaction, Telenor ASA owns a total of 415,000 shares. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 23, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Trond Westlie
(sign.)
Title: CFO
Date: 1 December, 2006